Exhibit 12.1

KAISER ALUMINUM CORPORATION AND SUBSIDIARY COMPANIES
COMPUTATION OF RATIO OF EARNINGS TO FIXED CHARGES
(In millions of dollars, except for ratio of earnings to fixed charges)

	Year Ended December 31,
	2013	2012	2011	2010	2009

Earnings:
Income (loss) from continuing operations before taxes and equity in (earnings) losses of unconsolidated affiliates	$143.2	$139.6	$41.3	$25.1	$118.6
Fixed charges	41.6	34.1	22.6	17.9	5.1
Interest capitalized	(3.4)	(1.7)	(1.3)	(2.8)	(2.7)
Amortization of interest capitalized	0.8	0.7	0.6	0.5	0.3
Earnings	$182.2	$172.7	$63.2	$40.7	$121.3

Fixed Charges:
Interest expense, including amortization of discounts, debt issuance costs and interest component of rent expense	$35.7	$29.1	$18.0	$11.8	$—
Interest capitalized	3.4	1.7	1.3	2.8	2.7
Portion of rental representative of interest	2.5	3.3	3.3	3.3	2.4
Fixed charges	$41.6	$34.1	$22.6	$17.9	$5.1

Ratio of earnings to fixed charges	4.4	5.1	2.8	2.3	23.6